Filed Pursuant to Rule 424(b)(2)
Registration No. 333-253385
March 4, 2022
PRICING SUPPLEMENT
(To Prospectus dated February 23, 2021,
Prospectus Supplement dated February 23, 2021 and
Stock-Linked Underlying Supplement dated February 23, 2021)



HSBC USA Inc.

$475,000

Autocallable Yield Notes

Linked to the Least Performing of the Equity Securities of Devon Energy Corporation and Advanced Micro Devices, Inc. (the "Reference Asset")

► Monthly Coupon payments at a rate of approximately 1.1667% (equivalent to at least 14.00% per annum), payable on each Coupon Payment Date

► Callable monthly at the principal amount plus the applicable Coupon on any Call Observation Date on or after June 8, 2022 if the Official Closing Price of each Underlying is at or above its Call Threshold

► If the Notes are not called and the Least Performing Underlying declines by more than 50.00%, you will receive shares of the Least Performing Underlying, and in that case, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount

► Approximate 2 year maturity, if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Yield Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is $939.22 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$35.00	$965.00
Total	$475,000.00	$16,625.00	$458,375.00

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



HSBC USA Inc.
Autocallable Yield Notes

This document relates to a single offering of Autocallable Yield Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the performance of the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Devon Energy Corporation (Ticker: DVN) and the common stock of Advanced Micro Devices, Inc. (Ticker: AMD) (each, an "Underlying" and together the "Underlyings").
Trade Date:	March 4, 2022
Pricing Date:	March 4, 2022
Original Issue Date:	March 9, 2022
Final Valuation Date:	March 6, 2024, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	March 11, 2024. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Coupon on the corresponding Call Payment Date.
Call Threshold:	With respect to each Underlying, 100.00% the Initial Value of such Underlying
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -50.00%:** $1,000 + final Coupon. ■ **If the Reference Return of the Least Performing Underlying is less than -50.00%:** The Physical Delivery Amount in shares of the Least Performing Underlying. If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will lose up to 100% of the Principal Amount. Even with the Coupons, your return on the Notes may be negative in this case.
Physical Delivery Amount:	A number of shares of the Reference Asset calculated by dividing the Principal Amount by the Initial Value of the Reference Asset. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Value. The Physical Delivery Amount is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Call Observation Dates Call Payment Dates and Coupon Payment Dates:	Call Observation Dates	Call Payment Dates	Coupon Payment Dates
			April 11, 2022
			May 11, 2022
	June 8, 2022	June 13, 2022	June 13, 2022
	July 6, 2022	July 11, 2022	July 11, 2022
	August 8, 2022	August 11, 2022	August 11, 2022
	September 7, 2022	September 12, 2022	September 12, 2022
	October 5, 2022	October 11, 2022	October 11, 2022
	November 8, 2022	November 14, 2022	November 14, 2022
	December 7, 2022	December 12, 2022	December 12, 2022
	January 6, 2023	January 11, 2023	January 11, 2023
	February 8, 2023	February 13, 2023	February 13, 2023
	March 8, 2023	March 13, 2023	March 13, 2023
	April 5, 2023	April 11, 2023	April 11, 2023

May 8, 2023	May 11, 2023	May 11, 2023
June 7, 2023	June 12, 2023	June 12, 2023
July 6, 2023	July 11, 2023	July 11, 2023
August 8, 2023	August 11, 2023	August 11, 2023
September 6, 2023	September 11, 2023	September 11, 2023
October 5, 2023	October 11, 2023	October 11, 2023
November 8, 2023	November 13, 2023	November 13, 2023
December 6, 2023	December 11, 2023	December 11, 2023
January 8, 2024	January 11, 2024	January 11, 2024
February 7, 2024	February 12, 2024	February 12, 2024
March 6, 2024	March 11, 2024	March 11, 2024
(the Final Valuation Date)	(the Maturity Date)	

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.

Coupon:	Approximately $11.667 per $1,000 Principal Amount on the applicable Coupon Payment Date.
Coupon Rate:	Approximately 1.1667% per month (equivalent to 14.00% per annum).
Initial Value:	$59.57 with respect to DVN and $108.41 with respect to AMD, each of which was its Official Closing Price on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Price on the Final Valuation Date.
Barrier Value:	$29.785 with respect to DVN and $54.205 with respect to AMD, each of which is 50.00% of its Initial Value.
CUSIP/ISIN:	40428HSD5 / US40428HSD51
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 23, 2021, the prospectus supplement dated February 23, 2021, and the Stock-Linked Underlying Supplement dated February 23, 2021. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this document, page S-1 of the prospectus supplement and page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ The Stock-Linked Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026622/tm217170d1_424b2.htm

‣ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026609/tm217170d2_424b2.htm

‣ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465921026585/tm217170d7_424b3.htm

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Coupon on the corresponding Call Payment Date.

Coupon

Unless the Notes are called, we will pay a monthly Coupon payment on each Coupon Payment Date. For information regarding the record dates applicable to the Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Coupon Rate is 14.00% per annum (or approximately $11.667 per $1,000 Principal Amount per month).

Payment at Maturity

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -50.00%:**

$1,000 + final Coupon

■ **If the Reference Return of the Least Performing Underlying is less than -50.00%:**

The Physical Delivery Amount in shares of the Least Performing Underlying.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will receive the Physical Delivery Amount in shares of the Least Performing Underlying, and in such case, you will lose up to 100% of the Principal Amount. Even with the Coupons received over the term of the Notes, your return on the Notes will be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You believe that the Final Value of the Least Performing Underlying will be at or above its Barrier Value.

- You seek a monthly Coupon, that will be paid at the Coupon Rate of 14.00% per annum, to be paid on each Coupon Payment Date, unless the Notes are called.

- You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the Coupons payable on the Notes.

- You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

- You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis, and receive shares of the Least Performing Underlying, if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -50.00%.

- You are willing to lose up to 100% of the Principal Amount.

- You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

- You are willing to forgo the dividends or other distributions paid on the Underlyings.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Final Value of the Least Performing Underlying will be below its Barrier Value.

- You believe that the Coupon will not provide you with your desired return.

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to the Coupons payable on the Notes.

- You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

- You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis, and receive shares of the Least Performing Underlying, if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -50.00%.

- You seek an investment that provides full return of principal at maturity.

- You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You prefer to receive the dividends or other distributions paid on the Underlyings.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Reference Stocks" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value. In this case, we will pay you in shares of the Least Performing Underlying, and the Physical Delivery Amount you will be entitled to receive will be less than the Principal Amount of the Notes and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with the Coupons received over the term of the Notes, your return on the Notes will be negative in this case.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Least Performing Underlying after the Final Valuation Date.

If the Final Value of the Least Performing Underlying is less than its Barrier Value, we will deliver to you at maturity the Physical Delivery Amount in shares of the Least Performing Underlying. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Least Performing Underlying or that there will be liquidity in that trading market.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Prices of the Underlyings on the Final Valuation Date, subject to postponement certain Market Disruption Events. If the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Barrier Value on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its Call Threshold on a Call Observation Date in order for the Notes to be called, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

Your return on the Notes is limited to the Principal Amount plus the Coupons, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Coupon, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Underlyings during the term of the Notes.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of any other Underlying. As a result, you could lose all or some of your initial investment if the Final Value of the Least Performing Underlying is less than its Barrier Value, even if there is an increase in the value of any other Underlying. This could be the case even if any other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Higher Coupon Rates or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Barrier Value on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value or a higher Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different

pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Price of an Underlying on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following:

▶	Principal Amount:	$1,000
▶	Hypothetical Initial Value:	$100.00
▶	Hypothetical Call Threshold:	$100.00, 100.00% the Initial Value
▶	Hypothetical Barrier Value:	$50.00 (50.00% of the Initial Value)
▶	Coupon Rate:	14.00% per annum, payable monthly (approximately 1.1667% for each month in which it is payable).

The hypothetical Initial Value of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent any of the actual Initial Values. The actual Initial Value of each Underlying is set forth on page PS-3 of this document.

Summary of the Examples

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date Prior to the Final Valuation Date	
	Example 1	Example 2	Example 3
Hypothetical Initial Value of each Underlying*	$100.00	$100.00	$100.00
Hypothetical Call Threshold of each Underlying (100.00% of the Initial Value)	$100.00	$100.00	$100.00
Hypothetical Barrier Value of each Underlying (50.00% of the Initial Value)	$50.00	$50.00	$50.00
Coupon Payment Dates	**Official Closing Price of the Least Performing Underlying on the Call Obvervation Date corresponding to the applicable Call Payment Date** **Coupons on the applicable Coupon Payment Dates**		
1st Coupon Payment Date to 2nd Coupon Payment Date	Official Closing Price: N/A Coupons: 2 x $11.667 = $23.334	Official Closing Price: N/A Coupons: 2 x $11.667 = $23.334	Official Closing Price: N/A Coupons: 2 x $11.667 = $23.334
3rd Coupon Payment Date (1st Call Payment Date)	Official Closing Price: $105.00 Coupon: $11.667	Official Closing Price: $53.50 Coupon: $11.667	Official Closing Price: $52.50 Coupon: $11.667
4th Coupon Payment Date to 23rd Coupon Payment Date (including 2nd to 21st Call Payment Dates)	N/A	Official Closing Price: below the Call Threshold Coupons: 20 x $11.667 = $233.34	Official Closing Price: below the Call Threshold Coupons: 20 x $11.667 = $233.34
Final Coupon Payment Date (the Maturity Date)	N/A	$51.50 / -48.50% Coupon: $11.667	$35.00 / -65.00% Coupon: $11.667
Total Coupons Prior to Maturity or Call	$0	$268.341	$268.341
Payment if Notes are Called	$1,000.00 + $11.667 = $1,011.667	N/A	N/A
Payment at Maturity	N/A	$1,000 + $11.667 = $1,011.667	$1,000 + $11.667+ ($1,000 x -65.00%) = $361.667**

Total payments on the Notes	$1,035.001	$1,280.00	$630.008
Return of the Notes	3.5001%	28.00%	-36.9992%

** If the Final Value of the Least Performing Underlying is less than the Barrier Value, we will pay you 10 shares of the Least Performing Underlying. The value of the 10 shares is based on the Final Value of the Least Performing Underlying.

Example 1—The Official Closing Price of each Underlying on the first Call Observation Date is greater than or equal to its Call Threshold.

Underlying	Initial Value	Official Closing Price
DVN	$100.00	$125.00 (125.00% of Initial Value)
AMD	$100.00	$105.00 (105.00% of Initial Value)

Payment Upon a Call:	**$1,011.667**

Because the Official Closing Price of each Underlying on the first Call Observation Date is at or above its Call Threshold, the Notes will be called and you will receive $1,011.667 per Note, reflecting the Principal Amount plus the Coupon. When added to the aggregate Coupon payments of $23.334 received prior to the first Call Observation Date, we will have paid you a total of $1,035.001 per Note, resulting in a 3.5001% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 2— The Notes are not called and the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Value.

Underlying	Initial Value	Final Value
DVN	$100.00	$115.00 (115.00% of Initial Value)
AMD	$100.00	$51.50 (51.50% of Initial Value)

AMD is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-48.50%
Payment at Maturity:	**$1,011.667**

Because the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Value, you will receive $1,011.667 per Note, reflecting the Principal Amount plus the final Coupon.

When added to the aggregate Coupon payments of $268.341 received prior to maturity, we will have paid you a total of $1,280.00 per Note, resulting in a 28.00% return on the Notes.

Example 3—The Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value.

Underlying		Initial Value		Final Value
DVN		$100.00		$115.00 (115.00% of Initial Value)
AMD		$100.00		$35.00 (35.00% of Initial Value)

AMD is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-65.00%
Payment at Maturity:	**$361.667**

Because the Final Value of the Least Performing Underlying is less than its Barrier Value, you will receive the Physical Delivery Amount, calculated as follows:

Physical Delivery Amount = Principal Amount / Initial Value.

= $1,000 / $100.00 = 10 shares of the Least Performing Underlying

As of the Valuation Date, these shares would have a value of $361.667 (10 shares multiplied by the Final Value of $36.1667).

When added to the Coupon payments of $268.341 received prior to maturity, we will pay you a total of $630.008, resulting in a -36.999% return on the Notes.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will be exposed to any decrease in the value of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of DVN

Devon Energy Corporation operates as an independent energy company that is involved primarily in oil and gas exploration, development and production, the transportation of oil, gas, and NGLs and the processing of natural gas. The Company also has marketing and midstream operations primarily in North America that include gas, crude oil, and NGLs. The shares of common stock of Devon Energy Corporation trade and are listed on the New York Stock Exchange under the symbol "DVN."

Information filed by Devon Energy Corporation with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of DVN

The following graph sets forth the historical performance of DVN based on the daily historical closing values from March 5, 2012 through March 4, 2022. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of DVN should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of DVN on any Observation Date, including the Final Valuation Date.

Description of AMD

Advanced Micro Devices, Inc. (AMD) produces semiconductor products and devices. The Company offers products such as microprocessors, embedded microprocessors, chipsets, graphics, video and multimedia products and supplies it to third-party foundries, as well as provides assembling, testing, and packaging services. AMD serves customers worldwide. The shares of common stock of Advanced Micro Devices, Inc. trade and are listed on the NASDAQ under the symbol "AMD."

Information filed by Advanced Micro Devices, Inc. with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") can be located on the SEC website (https://www.sec.gov).

Historical Performance of AMD

The following graph sets forth the historical performance of AMD based on the daily historical closing values from January 2, 2015 through March 4, 2022. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of AMD should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of AMD on any Observation Date, including the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of any Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will

also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-83 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading "U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders –Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein.

We will not attempt to ascertain whether any Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by any Underlying and consult your tax advisor regarding the possible consequences to you if any Underlying is or becomes

a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). If upon maturity of the Notes, you receive shares of the Least Performing Underlying (the "Underlying Shares") and cash in lieu of any fractional Underlying Share, you should generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of any fractional Underlying Share and the pro rata portion of your tax basis in the Notes that is allocable to such fractional Underlying Share, based on the amount of cash received and the fair market value of the Underlying Shares received. Although no assurances can be provided in this regard, you may generally expect not to recognize any gain or loss with respect to any Underlying Shares received. You should generally have a basis in the Underlying Shares equal to your tax basis in the Notes, other than any amount allocated to a fractional Underlying Share. The holding period for such Underlying Shares should start on the day after receipt. For purposes of dividing the total annual Coupon Rate of 14.00% on the Notes among interest on the Deposit and Put Premium, 1.80% constitutes interest on the Deposit and 12.20% constitutes Put Premium.

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Coupons is uncertain, the entire amount of the Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the accompanying prospectus supplement dated February 23, 2021, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general

applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 23, 2021, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 23, 2021.

TABLE OF CONTENTS

HSBC USA Inc.

$475,000
Autocallable Yield Notes Linked to the Least Performing of the Equity Securities of Devon Energy Corporation and Advanced Micro Devices, Inc.

March 4, 2022

Pricing Supplement